Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Earnings:
Income before income taxes	$289	$250	$612	$472
Less: Capitalized interest	(2)	(2)	(4)	(4)
Add:
Fixed charges	54	57	108	114
Amortization of capitalized interest	1	1	2	2
Adjusted earnings	$342	$306	$718	$584
Fixed charges:
Interest expense	$27	$31	$55	$64
Amortization of debt costs	1	1	2	2
Rent expense representative of interest	27	25	51	48
Total fixed charges	$55	$57	$108	$114
Ratio of earnings to fixed charges(1)	6.27	5.37	6.65	5.12

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(1) All ratios shown in the above table have been calculated using unrounded numbers.